SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        April 27, 2007

1st Quarter 2007

Preliminary Earnings Commentary

(KRX : 030200 / NYSE : KTC)

Disclaimer

This material contains estimated information of unaudited non-consolidated preliminary financial and operating data of KT Corporation (“KT” or “the company”) as of March 31, 2007 and forward-looking statements with respect to the financial condition, results of operations and business of KT. Statements that are not historical facts, including statements about KT’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plans, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.

Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.

The financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses.

KT’s non-consolidated financial statements and report as of March 31, 2007 will be filed with the Financial Supervisory Service(FSS) and the Korea Exchange(KRX) on May 15, 2007.

If you have any questions in connection with the preliminary earnings, please contact Investor Relations Department of KT Corp.

Tel : 82-31-727-0950~59

Fax : 82-31-727-0949

E-mail: shinbo@kt.co.kr

1. Financial Highlights

A. Summary of Income Statement

(KRW bn)	2007 1Q	2006 4Q	QoQ		2006 1Q	YoY
			Amount	Δ%		Amount	Δ%
Operating revenue	2,953.8	2,919.1	34.7	1.2%	2,897.6	56.2	1.9%
☐ Internet access	524.7	528.6	–3.9	–0.7%	544.4	–19.7	–3.6%
☐ Internet application	91.3	68.9	22.3	32.4%	58.9	32.4	55.0%
☐ Data	406.9	397.5	9.4	2.4%	400.5	6.5	1.6%
☐ Telephone	1,042.5	1,018.8	23.6	2.3%	1,058.5	–16.0	–1.5%
☐ LM	411.9	425.1	–13.1	–3.1%	438.4	–26.4	–6.0%
☐ Wireless	377.2	341.5	35.6	10.4%	326.5	50.7	15.5%
☐ Real estate	45.9	52.0	–6.1	–11.7%	26.0	19.9	76.3%
☐ Others	53.4	86.6	–33.2	–38.4%	44.5	8.9	20.1%
¡ SI	44.6	76.6	–32.1	–41.8%	32.5	12.1	37.3%
Operating expenses	2,427.0	2,853.1	–426.1	–14.9%	2,232.9	194.1	8.7%
☐ Labor	653.2	748.3	–95.1	–12.7%	586.8	66.4	11.3%
☐ Commissions	153.0	182.1	–29.1	–16.0%	151.3	1.6	1.1%
☐ Sales commission	141.0	183.3	–42.3	–23.1%	107.2	33.8	31.6%
☐ Sales promotion	50.2	59.5	–9.3	–15.7%	20.4	29.8	146.1%
☐ Advertising	20.6	30.4	–9.9	–32.5%	11.5	9.1	79.4%
☐ Provision for doubtful accounts	20.2	–14.1	34.4	N/A	18.4	1.8	9.9%
☐ Depreciation	477.3	630.7	–153.3	–24.3%	487.8	–10.5	–2.1%
☐ Repairs & maintenance	25.6	82.0	–56.4	–68.8%	78.4	–52.9	–67.4%
☐ Cost of goods sold	182.3	146.4	35.9	24.5%	127.0	55.4	43.6%
☐ Cost of service provided	442.9	492.5	–49.6	–10.1%	429.2	13.7	3.2%
☐ R&D	37.6	69.3	–31.6	–45.7%	42.6	–5.0	–11.7%
☐ Others	223.2	242.8	–19.6	–8.1%	172.4	50.8	29.5%
Operating income	526.8	66.0	460.8	698.5%	664.7	–137.9	–20.7%
Operating margin	17.8%	2.3%	15.6% P		22.9%	–5.1% P
EBITDA(1)	1,004.1	696.6	307.5	44.1%	1,152.5	–148.4	–12.9%
EBITDA margin	34.0%	23.9%	10.1% P		39.8%	–5.8% P
Non-operating income	160.0	233.2	–73.2	–31.4%	168.0	–8.0	–4.8%
Non-operating expenses	160.4	141.9	18.5	13.1%	262.6	–102.2	–38.9%
Ordinary income	526.4	157.3	369.1	234.7%	570.1	–43.7	–7.7%
Income tax expenses	148.7	–6.7	155.5	N/A	160.8	–12.1	–7.5%
Effective tax rate	28.3%	–4.3%	N/A		28.2%	0.1% P
Net income	377.6	164.0	213.6	130.2%	409.2	–31.6	–7.7%
EPS(2) (won)	1,815	799	1,016	127.1%	1,921	–106	–5.5%

(1)	EBITDA = Operating income + depreciation
(2)	EPS = Net income ÷ No. of shares outstanding

¡	Revenue

–	Despite fall in broadband, telephone, and LM revenues, increase in PCS resale and solution sales resulted in YoY increase of KRW 56.2 bn, posting KRW 2,953.8 bn in sales for 1Q

¡	Operating Expense

–	Increase in provision for retirement, COGS, as well as higher marketing cost from heightened competition led to YoY decline of KRW 137.9 bn and KRW 31.6 bn for operating income and net income, respectively

B. Summary of Balance Sheet

(KRW bn)	2007 1Q	2006 4Q	QoQ		2006 1Q	YoY
			Amount	Δ%		Amount	Δ%
Total assets	17,746.1	17,962.3	–216.2	–1.2%	17,620.5	125.5	0.7%
☐ Current assets	3,311.0	3,239.2	71.9	2.2%	3,349.2	–38.2	–1.1%
¡ Quick assets	3,205.3	3,146.2	59.1	1.9%	3,233.3	–28.0	–0.9%
- Cash & Cash equivalents	1,358.8	1,157.3	201.4	17.4%	1,096.7	262.0	23.9%
¡ Inventories	105.7	93.0	12.8	13.7%	116.0	–10.2	–8.8%
☐ Non-current assets	14,435.0	14,723.1	–288.1	–2.0%	14,271.3	163.7	1.1%
¡ Investments and other non-current assets	3,776.5	3,854.3	–77.8	–2.0%	3,684.0	92.5	2.5%
- KTF shares	2,700.0	2,765.1	–65.1	–2.4%	2,552.4	147.6	5.8%
- Long-term loans	154.5	187.6	–33.1	–17.6%	279.6	–125.1	–44.7%
- Others	922.0	901.6	20.4	2.3%	852.0	69.9	8.2%
¡ Tangible assets	10,205.8	10,398.1	–192.3	–1.8%	10,166.1	39.7	0.4%
¡ Intangible assets	452.8	470.8	–18.0	–3.8%	421.2	31.6	7.5%
Total liabilities	9,236.7	9,413.3	–176.5	–1.9%	9,586.0	–349.3	–3.6%
☐ Current liabilities	3,289.3	3,270.2	19.1	0.6%	2,786.9	502.4	18.0%
¡ Interest-bearing debts	912.2	709.7	202.5	28.5%	634.8	277.4	43.7%
¡ Accounts payable	605.1	657.4	–52.3	–7.9%	607.4	–2.2	–0.4%
¡ Others	1,772.0	1,903.2	–131.2	–6.9%	1,544.7	227.3	14.7%
☐ Long-term liabilities	5,947.4	6,143.0	–195.6	–3.2%	6,799.1	–851.7	–12.5%
¡ Interest-bearing debts	4,537.1	4,729.4	–192.2	–4.1%	5,303.7	–766.6	–14.5%
¡ Installation deposit	893.9	907.5	–13.6	–1.5%	945.9	–52.0	–5.5%
¡ Others	516.4	506.1	10.3	2.0%	549.4	–33.0	–6.0%
Total shareholders’ equity	8,509.4	8,549.1	–39.7	–0.5%	8,034.6	474.8	5.9%
☐ Common stock	1,561.0	1,561.0	0.0	0.0%	1,561.0	0.0	0.0%
☐ Capital surplus	1,440.9	1,440.9	0.0	0.0%	1,440.3	0.7	0.0%
☐ Retained earnings	9,315.4	9,353.9	–38.6	–0.4%	8,709.9	605.5	7.0%
☐ Capital adjustments	–3,816.7	–3,817.7	1.0	N/A	–3,831.8	15.1	N/A
¡ Treasury stock	–3,825.7	–3,826.6	0.9	N/A	–3,840.5	14.8	N/A
¡ Gain(loss) on valuation of investment securities	15.6	13.2	2.4	18.1%	48.4	–32.7	–67.7%
¡ Others	–6.6	–4.4	–2.2	N/A	–39.7	33.1	N/A
☐ Others	8.8	11.0	–2.2	–20.0%	155.3	–146.5	–94.3%
Total interest-bearing debt	5,449.3	5,439.1	10.2	0.2%	5,938.6	–489.3	–8.2%
Net debt	4,090.5	4,281.7	–191.2	–4.5%	4,841.8	–751.3	–15.5%
Net debt / Total shareholders’ equity	48.1%	50.1%	–2.0% P		60.3%	–12.2% P

¡	Assets

–	QoQ decline in tangible assets due to lower CAPEX than depreciation cost

¡	Liabilities

–	Decrease in QoQ and YoY liabilities from decline in other current liabilities

¡	Shareholders’ Equity

–	Dividend payout of KRW 416 bn over quarterly net income of KRW 378 bn resulted in a QoQ decline in shareholders’ equity

2. Operating Results

A. Internet Revenue

(KRW bn)	2007 1Q	2006 4Q	QoQ		2006 1Q	YoY
			Amount	Δ%		Amount	Δ%
Internet access	524.7	528.6	–3.9	–0.7%	544.4	–19.7	–3.6%
☐ Broadband	525.3	532.0	–6.7	–1.3%	548.0	–22.8	–4.2%
¡ Megapass	513.6	518.4	–4.8	–0.9%	532.6	–19.0	–3.6%
¡ Nespot	11.7	13.6	–1.9	–14.2%	15.4	–3.7	–24.3%
☐ Others	–0.6	–3.4	2.8	N/A	–3.6	3.0	N/A
Internet application	91.3	68.9	22.3	32.4%	58.9	32.4	55.0%
☐ IDC	38.2	30.6	7.6	24.7%	22.9	15.3	66.7%
☐ Bizmeka	26.4	16.1	10.3	64.1%	16.6	9.8	59.3%
☐ Others	26.6	22.2	4.4	19.8%	19.4	7.3	37.5%

¡	Decrease in Megapass revenue from modem rental exemption for customers exceeding 3 years subscription, and long-term customer discounts

¡	QoQ and YoY decline in Nespot revenue due to decreased service revenue and handset sales, resulting from decline in subscribers

¡	Rise in QoQ and YoY Internet application revenue from increased Bizmeka demand, and increased IDC revenue from rise in server sales

B. Data Revenue

(KRW bn)	2007 1Q	2006 4Q	QoQ		2006 1Q	YoY
			Amount	Δ%		Amount	Δ%
Data	406.9	397.5	9.4	2.4%	400.5	6.5	1.6%
☐ Leased line	275.8	269.4	6.4	2.4%	268.2	7.6	2.8%
¡ Local	118.0	113.6	4.4	3.9%	110.8	7.2	6.5%
¡ Domestic long distance	84.0	82.0	2.0	2.5%	85.4	–1.4	–1.7%
¡ International long distance	4.2	6.1	–1.9	–30.7%	3.7	0.5	13.8%
¡ Broadcasting & others	69.6	67.7	1.9	2.8%	68.3	1.3	1.9%
☐ Data leased line	32.5	31.5	1.0	3.2%	33.6	–1.0	–3.1%
¡ Packet data	2.1	2.2	0.0	–2.3%	2.3	–0.1	–6.5%
¡ National network ATM	17.8	16.9	0.9	5.1%	21.2	–3.4	–16.2%
¡ VPN	12.6	12.4	0.2	1.6%	10.1	2.5	25.2%
☐ Kornet	65.6	62.9	2.7	4.3%	64.1	1.4	2.2%
☐ Satellite	27.2	27.4	–0.2	–0.7%	27.5	–0.2	–0.8%
☐ Others	5.8	6.3	–0.5	–8.6%	7.1	–1.3	–18.7%

¡	Rise in QoQ and YoY data revenue from increased demand for Local/DLD leased lines, as well as increase in Kornet sales

*	Effective January, 2007, Kornet and Satellite sales are classified under Data Revenue

C. Telephone Revenue

(KRW bn)	2007 1Q	2006 4Q	QoQ		2006 1Q	YoY
			Amount	Δ%		Amount	Δ%
Telephone revenue	1,042.5	1,018.8	23.6	2.3%	1,058.5	–16.0	–1.5%
☐ Subscriber connection	349.4	363.0	–13.6	–3.7%	347.0	2.4	0.7%
¡ Subscription fee	11.1	10.5	0.6	5.8%	12.8	–1.6	–12.8%
¡ Basic monthly fee	276.6	278.1	–1.4	–0.5%	281.4	–4.7	–1.7%
¡ Installlation	8.9	9.5	–0.6	–6.1%	9.7	–0.7	–7.7%
¡ Interconnection	52.7	64.9	–12.2	–18.7%	43.2	9.5	22.0%
☐ Local	241.6	219.7	21.9	10.0%	266.5	–24.9	–9.3%
¡ Usage	158.5	162.8	–4.2	–2.6%	183.4	–24.9	–13.6%
¡ Interconnection	26.8	4.0	22.8	573.3%	35.8	–9.0	–25.2%
¡ Others	56.2	52.9	3.3	6.3%	47.3	9.0	19.0%
☐ Domestic long distance	166.4	167.0	–0.6	–0.4%	180.4	–14.0	–7.7%
¡ Usage	152.3	158.6	–6.3	–4.0%	173.2	–20.9	–12.1%
¡ Interconnection	6.3	4.0	2.3	57.8%	6.9	–0.6	–8.9%
¡ Others	7.8	4.4	3.4	76.1%	0.3	7.5	2848.6%
☐ International long distance	51.8	50.1	1.7	3.4%	50.7	1.1	2.1%
☐ International settlement	42.9	37.5	5.3	14.2%	41.3	1.6	3.9%
☐ VoIP	7.6	7.7	–0.1	–1.0%	6.9	0.7	9.9%
☐ VAS	94.4	100.1	–5.7	–5.7%	90.6	3.7	4.1%
☐ Public telephone	5.8	6.4	–0.6	–9.0%	7.1	–1.3	–18.2%
☐ 114 phone directory service	31.1	29.4	1.6	5.4%	36.9	–5.8	–15.7%
☐ Others	51.6	37.9	13.6	35.9%	31.2	20.4	65.4%

¡	Subscriber interconnection revenue declined QoQ, while local interconnection revenue increased QoQ, following adjustments for interconnection scheme in 4Q ‘06

¡	Increased Ann phone sales (1Q ‘06: KRW 6.2 bn, 4Q ‘06: KRW 8.3 bn, 1Q ‘07: KRW 18.1 bn) led to QoQ and YoY increase in other telephone revenue

D. LM(Land to Mobile) Interconnection Revenue

(KRW bn)	2007 1Q	2006 4Q	QoQ		2006 1Q	YoY
			Amount	Δ%		Amount	Δ%
LM Revenue	411.9	425.1	–13.1	–3.1%	438.4	–26.4	–6.0%
LM interconnection cost	200.7	219.9	–19.2	–8.7%	211.5	–10.8	–5.1%

¡	LM revenue declined QoQ and YoY from decreased traffic

¡	It takes approximately two months for operators to verify the actual volume of LM traffic. Thus figures for 2 months every quarter are based on estimation, resulting in disparity with actual traffic volume

E. Wireless Revenue

(KRW bn)	2007 1Q	2006 4Q	QoQ		2006 1Q	YoY
			Amount	Δ%		Amount	Δ%
Wireless revenue	377.2	341.5	35.6	10.4%	326.5	50.7	15.5%
☐ PCS resale	363.4	326.6	36.9	11.3%	307.7	55.8	18.1%
¡ PCS service	229.4	233.2	–3.7	–1.6%	217.4	12.0	5.5%
¡ Handset sales	134.0	93.4	40.6	43.5%	90.3	43.7	48.5%
☐ Others	13.7	15.0	–1.2	–8.1%	18.8	–5.0	–26.8%

¡	QoQ and YoY increase in wireless revenue from increased handset sales

¡	PCS service revenue declined QoQ from seasonality such as lower number of business days, while YoY increase occured due to increased subscribers

F. Operating Expenses

(KRW bn)	2007 1Q	2006 4Q	QoQ		2006 1Q	YoY
			Amount	Δ%		Amount	Δ%
Labor	653.2	748.3	–95.1	–12.7%	586.8	66.4	11.3%
☐ Salaries & wages	438.3	574.1	–135.8	–23.7%	436.0	2.3	0.5%
☐ Employee benefits	109.5	111.6	–2.1	–1.9%	105.7	3.8	3.6%
☐ Provision for retirement	105.4	62.6	42.7	68.2%	45.0	60.3	134.0%
Commissions	153.0	182.1	–29.1	–16.0%	151.3	1.6	1.1%
Marketing expenses	211.7	273.3	–61.6	–22.5%	139.0	72.7	52.3%
☐ Sales commission	141.0	183.3	–42.3	–23.1%	107.2	33.8	31.6%
☐ Sales promotion	50.2	59.5	–9.3	–15.7%	20.4	29.8	146.1%
☐ Advertising	20.6	30.4	–9.9	–32.5%	11.5	9.1	79.4%
Provision for doubtful accounts	20.2	–14.1	34.4	N/A	18.4	1.8	9.9%
Depreciation	477.3	630.7	–153.3	–24.3%	487.8	–10.5	–2.1%
Repairs and Maintenance	25.6	82.0	–56.4	–68.8%	78.4	–52.9	–67.4%
Cost of goods sold	182.3	146.4	35.9	24.5%	127.0	55.4	43.6%
☐ PCS handset cost	145.2	89.4	55.8	62.5%	96.8	48.4	50.0%
☐ PDA, WLAN card, others	37.1	57.1	–19.9	–34.9%	30.2	7.0	23.1%
Cost of service provided	442.9	492.5	–49.6	–10.1%	429.2	13.7	3.2%
☐ Cost of service	193.2	229.6	–36.4	–15.8%	171.8	21.4	12.4%
¡ PCS resale network cost to KTF	113.1	121.3	–8.2	–6.8%	108.3	4.8	4.4%
¡ SI service cost	42.4	73.3	–30.9	–42.2%	31.4	10.9	34.8%
¡ Others	37.7	35.0	2.8	7.9%	32.1	5.6	17.5%
☐ International settlement cost	45.8	42.5	3.3	7.8%	45.7	0.1	0.3%
☐ LM interconnection cost	200.7	219.9	–19.2	–8.7%	211.5	–10.8	–5.1%
☐ Others	3.2	0.0	3.2	N/A	0.0	3.2	N/A
R&D	37.6	69.3	–31.6	–45.7%	42.6	–5.0	–11.7%
Others	223.2	242.8	–19.6	–8.1%	172.4	50.8	29.5%
CAPEX	269.5	871.1	–601.6	–69.1%	219.8	49.7	22.6%

¡	QoQ decline in labor cost is a result of temporary increase in labor cost for 4Q ‘06 due to recognition of annual bonus payments following change in accounting policy

¡	YoY increase in labor cost is due to rise in provision for retirement caused by increased average monthly labor cost from rise in annual bonus payments

¡	YoY increase in marketing cost from increased market competition

¡	QoQ decline in depreciation cost from decrease in tangible assets

¡	QoQ and YoY increase in COGS from increased handset sales following increased subscriber intake

¡	QoQ decline in cost of services from decline in SI service cost, and lower number of business days resulting in decreased KTF network cost

G. Non–operating Income

(KRW bn)	2007 1Q	2006 4Q	QoQ		2006 1Q	YoY
			Amount	Δ%		Amount	Δ%
Non-operating income	160.0	233.2	–73.2	–31.4%	168.0	–8.0	–4.8%
☐ Gains on disposition of investments	0.0	44.8	–44.8	N/A	0.1	–0.1	N/A
☐ Gains on disposition of tangible assets	7.0	1.0	6.0	571.7%	0.8	6.3	806.4%
☐ Interest income	20.1	18.1	2.1	11.4%	18.6	1.6	8.4%
☐ FX transaction gain	0.9	3.8	–2.8	–75.5%	2.2	–1.3	–57.6%
☐ FX translation gain	2.2	23.7	–21.4	–90.6%	65.3	–63.1	–96.6%
☐ USO fund	12.9	22.3	–9.4	–42.1%	11.6	1.3	11.6%
☐ Gain on equity method	17.3	10.8	6.5	60.7%	24.4	–7.0	–28.8%
☐ Others	99.5	108.8	–9.3	–8.6%	45.2	54.3	120.2%

¡	QoQ decline in gains on disposition of investments mainly due to the high level posted in 4Q ‘06 from liquidation of Mirae Asset Securities stocks

¡	As of March 31, 2007, net debt exposure for foreign currency (foreign borrowings USD 1,511 mil - foreign currency deposit USD 22 mil) is USD 1,489 million. Exchange rate has increased by KRW 10.7 since year-end 2006, resulting in an FX translation loss of KRW 15 bn

¡	YoY increase in other gains from KRW 40.8 bn refund of call–bonus mileage allowance

<Equity Method>

(KRW bn)	2007 1Q	2006 4Q	QoQ		2006 1Q	YoY
			Amount	Δ%		Amount	Δ%
☐ Gain on equity method	17.3	10.8	6.5	60.7%	24.4	–7.0	–28.8%
☐ Loss on equity method	8.2	14.3	–6.2	–43.0%	9.1	–1.0	–10.4%
Gain or loss on equity method	9.2	–3.5	12.7	N/A	15.3	–6.1	–39.8%

Gain or loss on equity method
☐ Gain or loss from KTF	55.9	48.7	7.2	14.8%	57.4	–1.5	–2.6%
☐ Amortization on goodwill from KTF	–45.6	–45.6	0.0	N/A	–45.6	0.0	N/A
☐ Other subsidiaries	–1.1	–6.6	5.5	N/A	3.5	–4.6	N/A

<Schedule for Amortization on Goodwill (KTF)>

(KRW bn)	2007	2008	2009	2010
Total	154.5	141.1	141.1	76.0

H. Non–operating Expenses

(KRW bn)	2007 1Q	2006 4Q	QoQ		2006 1Q	YoY
			Amount	Δ%		Amount	Δ%
Non-operating expenses	160.4	141.9	18.5	13.1%	262.6	–102.2	–38.9%
☐ Interest expense	77.4	79.2	–1.8	–2.2%	86.7	–9.3	–10.7%
☐ FX transaction loss	0.8	2.5	–1.6	–66.6%	4.9	–4.1	–83.1%
☐ FX translation loss	17.2	3.3	13.9	421.0%	7.7	9.5	123.1%
☐ Loss on equity method	8.2	14.3	–6.2	–43.0%	9.1	–1.0	–10.4%
☐ Loss on disposition of fixed assets	8.3	24.9	–16.6	–66.8%	10.7	–2.4	–22.9%
☐ Others	48.6	17.8	30.8	173.4%	143.5	–94.9	–66.1%

¡	YoY decrease in other non-operating costs due to KRW 80 bn loss in derivatives transaction for FX hedging in 1Q ‘06

Appendix 1: Factsheet

Broadband
	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Mar-06	Jun-06	Sep-06	Dec-06	Jan-07	Feb-07	Mar-07
Broadband Subs	6,077,694	6,133,293	6,172,475	6,244,040	6,241,789	6,240,605	6,320,260	6,333,119	6,352,542	6,382,446	6,413,395	6,449,729
Net Addition	12,372	26,022	13,917	15,281	-3,506	-46,961	34,787	26,562	4,817	29,904	30,949	36,334
o Megapass Lite	4,888,980	4,862,075	4,821,986	4,837,269	4,788,942	4,724,684	4,772,280	4,834,732	4,937,187	4,987,024	5,040,179	5,106,874
o Megapass Premium	662,841	688,997	717,099	724,032	717,866	689,726	671,292	646,839	604,485	598,046	589,358	579,580
o Megapass Special (1)	2,765	4,970	5,973	7,206	8,196	8,992	9,035	8,730	8,204	8,139	7,998	7,739
o Megapass Ntopia	523,108	577,251	627,417	675,533	726,785	817,203	867,653	842,818	802,666	789,237	775,860	755,536

Broadband M/S

KT	51.0%	50.7%	50.3%	51.8%	51.2%	50.0%	49.5%	45.6%	45.2%	45.3%	45.3%	45.3%
Hanaro	23.1%	22.7%	22.7%	23.0%	22.7%	28.6%	28.2%	25.9%	25.7%	25.8%	25.7%	25.6%
Powercomm	0.0%	0.0%	0.0%	0.5%	2.1%	3.8%	5.6%	7.1%	8.6%	8.8%	9.0%	9.3%
Dacom	1.7%	2.1%	2.1%	2.0%	1.7%	1.5%	1.3%	1.0%	0.8%	0.8%	0.7%	0.7%
SO	9.0%	9.6%	10.3%	11.0%	11.6%	12.6%	12.4%	16.5%	16.6%	16.8%	16.8%	17.0%
Others	15.2%	14.9%	14.5%	11.7%	10.6%	3.4%	3.1%	3.9%	3.0%	2.6%	2.3%	2.1%

WLAN

	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Mar-06	Jun-06	Sep-06	Dec-06	Jan-07	Feb-07	Mar-07
WLAN Subs	418,451	455,958	525,718	535,630	519,778	524,671	516,708	492,557	470,855	465,262	459,221	450,147
o NESPOT Family	238,526	243,902	249,454	242,976	237,259	230,597	219,650	200,883	185,599	181,794	177,481	172,750
o NESPOT Solo	29,914	32,189	35,871	37,218	38,385	40,725	41,519	39,374	38,260	38,171	38,098	38,130
o NESPOT Pop	131,882	154,364	180,778	189,955	187,157	180,959	173,070	155,002	138,436	133,910	129,748	124,092
o NESPOT Biz	18,129	25,503	32,337	43,695	45,814	60,776	64,205	64,458	67,091	66,720	66,675	66,033
o NESPOT Play	0	0	27,278	21,786	11,163	11,614	13,925	15,318	13,792	14,327	14,309	13,143
o NESPOT Home	0	0	0	0	0	0	4,339	17,522	27,677	30,340	32,910	35,999

Leased Lines

	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Mar-06	Jun-06	Sep-06	Dec-06	Jan-07	Feb-07	Mar-07
Leased Lines	426,633	422,728	417,312	412,160	410,073	407,999	407,357	400,656	400,196	398,737	398,328	398,461
o Local leased line	390,085	387,080	382,946	378,615	376,620	376,458	375,501	370,349	368,693	366,685	367,082	367,169
o DLD leased line	36,233	35,404	34,119	33,300	33,217	31,293	31,480	30,028	31,283	31,886	31,055	31,062
o International leased line	110	105	111	90	91	91	95	94	112	118	127	130
o Broadcasting leased line	205	139	136	155	145	157	281	185	108	48	64	100
Internet Leased Lines	38,775	39,603	40,995	42,523	43,818	45,802	51,553	54,778	56,619	56,874	57,724	58,598

Fixed-line

	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Mar-06	Jun-06	Sep-06	Dec-06	Jan-07	Feb-07	Mar-07
Local (‘000)	20,744	20,769	20,729	20,687	20,522	20,527	20,488	20,392	20,331	20,316	20,284	20,281
Domestic Long Distance (‘000)	18,897	18,883	18,791	18,699	18,544	18,629	18,734	18,718	18,688	18,687	18,682	18,713
* Ann (‘000)	53	391	782	945	1,066	1,130	1,267	1,610	1,747	1,799	1,842	1,882
* Ringo (‘000)	2,072	2,905	3,226	3,303	3,382	3,385	3,485	3,707	3,766	3,784	3,794	3,809
* Caller ID Users (‘000)	4,058	4,335	4,600	4,731	4,845	4,931	5,035	5,237	5,315	5,331	5,355	5,391

Fixed-line M/S

Local M/S (subscriber base)	93.8%	93.8%	93.5%	93.2%	93.2%	93.0%	92.7%	92.4%	92.2%	92.0%	91.9%	91.7%
DLD (revenue base) (3)	83.7%	83.5%	83.5%	85.7%	85.6%	85.6%	85.7%	85.8%	85.6%	85.5%	85.5%	85.6%

Reference Data

	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Mar-06	Jun-06	Sep-06	Dec-06	Jan-07	Feb-07	Mar-07
Population (‘000)	48,199	48,294	48,294	48,294	48,294	48,344	48,498	48,547	48,378	48,391	48,405	48,418
Number of Household	15,538	15,789	15,789	15,789	15,789	15,989	15,989	15,989	15,989	16,194	16,194	16,194

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 27, 2007

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director